UNITED STATES

               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

                            SCHEDULE 13D
                           (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                      (Amendment No. 3):

                         CLARY CORPORATION
                        (Name of Issuer)

                    Common Stock, $1.00 Par Value
                   (Title of Class of Securities)

                              182720102
                           (CUSIP Number)

John G. Clary       2000 So. Myrtle Ave., Monrovia, CA 91016  (626) 358-2395
   (Name, Address and Telephone Number of Person Authorized to Receive
                 Notices and Communications)

                           February 1998
          (Date of Event Which Requires Filing of This Statement)

    If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the
following box                                                  ______

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.




CUSIP No.   182720102                13D

1.    Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only)
      John G. Clary                   S.S. ###-##-####

2.    Check the appropriate box if a member of a group          (a) [X]

3.    SEC USE ONLY

4.    Source of Funds
         PF,00

5.    Check box if disclosure of legal proceedings is required pursuant
      to Item 2(d) or 2(e)                               [_]

6.    Citizenship or Place of Organization
        U.S.A.

7.    Sole Voting Power         N/A

8.    Shared Voting Power       N/A

9.    Sole Dispositive Power    N/A

10.   Shared Dispositive Power   N/A

11.   Aggregate Amount Beneficially Owned by Each Reporting Person
        See Item #5 (a) 1-4     441,571 or 24.43%

12.   Check Box if the Aggregate Amount in Row (11) excludes certain shares
                                 ____
13.   Percent of Class represented by amount in Row (11)
         24.43%

14.   Type of Reporting Person
          IN


                              JOHN G. CLARY
                       2000 SOUTH MYRTLE AVENUE
                         MONROVIA, CA 91016


ITEM I.     SECURITY AND ISSUER
            The class of equity securities to which this statement relates is the Common Stock, par value $1.00 per share, of Clary Corporation, a California corporation (the "Company"). The address of the Company is 1960 So. Walker Avenue, Monrovia, California 91016.

ITEM 2.     IDENTITY AND BACKGROUND
            (a)   John G. Clary
            (b)   2000 So. Myrtle Avenue, Monrovia, California 91016
            (c) President and Chairman of the Board of Clary Corporation, 1960 So. Walker Avenue, Monrovia, CA 91016. President and Chairman of the Board of Addmaster Corporation, 2000 So. Myrtle Avenue, Monrovia, CA 91016. Director of Clary Corporation since February 3, 1972 and President since January 1, 1996. The principal business activity of Clary Corporation is the manufacture and sale of uninterruptible power supplies.

                  President of Addmaster Corporation since March 16, 1967.
                  The principal activity of Addmaster Corporation is the manufacture of electronic business equipment and computer peripheral products.
            (d)   John G. Clary has never been convicted in a criminal
                  proceeding.
            (e)   John G. Clary has not been a party to a civil proceeding
                  of a judicial or administrative body of competent juris-    -=
                  diction which resulted in Mr. Clary becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
            (f)   Mr. Clary is a citizen of the U.S.A.




ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
            Shares were acquired through inheritance and personal assets as trustee for the benefit of others as a President of Addmaster Corporation.

ITEM 4.     PURPOSE OF TRANSACTION.
            The securities were acquired for investment, consistent with Mr. Clary's duties as Trustee of the John G. Clary Trust, as Trustee of the J & B Clary Trust, as President of a Corporation which owns shares of the common stock of the Company, and as Trustee of the Harland W. Gerds Trust. It is possible that Mr. Clary at the various trusts of which he is trustee may acquire additional shares of the Company's common stock through the open market of private transactions.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

  (a) (1) John G. Clary is Trustee of the John G. Clary Trust which is the beneficial owner of 82,071 shares or 4.54% of the Common Stock of the Company.

  (a) (2) John G. Clary is Trustee of the J & B Clary Trust which is the beneficial owner of 161,693 shares of 8.95% of the Common Stock of the Company.

  (a) (3) John G. Clary is President of a Corporation which owns 81,258 shares or 4.50% of the Common Stock of the Company.

  (a) (4) John G. Clary is Trustee of the Harland W. Gerds Trust which is the beneficial owner of 116,549 shares or 6.44% of the Common Stock of the Company.

  (a) (5) Barbara P. Clary, the wife of John G. Clary, owns 8,000 shares or .04% of the Common Stock of the Company.




ITEM 6. CONTRACTS, ARRANGEMENT, OR UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER.

  (a) (1) As Trustee for the John G. Clary Trust, John G. Clary has the option to convert debentures of the Company which the Trustee owns into 20,000 shares of the Common Stock of the Company.

  (a) (2) As Trustee of the Harland W. Gerds Trust, John G. Clary has the option to convert debentures of the Company which the Trustee owns into 40,000 shares of the Common Stock of the Company.

  (a) (3) John G. Clary as President of a Corporation which owns debentures of the Company has the option to convert these debentures into 400,000 shares of Common Stock of the Company.

  (a) (4) Barbara P. Clary, wife of John G. Clary owns debentures in the Company with the option to convert these debentures into 40,000 shares of Common Stock of the Company.

     Except for the above, there are no contracts, arrangments, understandings, or relationships with respect to any securities of the Company held by Mr. John
G. Clary.

                              S I G N A T U R E

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on Schedule 13D is true, complete and correct.

Date: March 10,1998
                                          John G. Clary